                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                SKINVISIBLE, INC.
                -------------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                -------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   830703 10 4
                -------------------------------------------------
                                 (CUSIP NUMBER)

                                FEBRUARY 27, 2006
        ----------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         [   ]    Rule 13d-1(b)
         [ X ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         EMD CHEMICALS INC.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [_]
         (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
________________________________________________________________________________
  Number of    5.   SOLE VOTING POWER
                           0
   Shares
               _________________________________________________________________
Beneficially   6.   SHARED VOTING POWER
                           5,817,525*
  Owned By
               _________________________________________________________________
    Each       7.   SOLE DISPOSITIVE POWER
                           0
  Reporting
               _________________________________________________________________
   Person      8.   SHARED DISPOSITIVE POWER
                           5,817,525*
    With
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,817,525*
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions) [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  9.1%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)
                  CO
________________________________________________________________________________

* Consists of an option to purchase 5,817,525 shares of Skinvisible, Inc. Common Stock, exercisable at any time until December 31, 2006.

________________________________________________________________________________
1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         EMD CHEMICALS US HOLDINGS INC.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [_]
         (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
________________________________________________________________________________
  Number of    5.   SOLE VOTING POWER
                           0
   Shares
               _________________________________________________________________
Beneficially   6.   SHARED VOTING POWER
                           5,817,525*
  Owned By
               _________________________________________________________________
    Each       7.   SOLE DISPOSITIVE POWER
                           0
  Reporting
               _________________________________________________________________
   Person      8.   SHARED DISPOSITIVE POWER
                           5,817,525*
    With
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,817,525*
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions) [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  9.1%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)
                  HC
________________________________________________________________________________

* Consists of an option to purchase 5,817,525 shares of Skinvisible, Inc. Common Stock, exercisable at any time until December 31, 2006.

________________________________________________________________________________
1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         CHEMITRA GMBH
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [_]
         (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  THE FEDERAL REPUBLIC OF GERMANY
________________________________________________________________________________
  Number of    5.   SOLE VOTING POWER
                           0
   Shares
               _________________________________________________________________
Beneficially   6.   SHARED VOTING POWER
                           5,817,525*
  Owned By
               _________________________________________________________________
    Each       7.   SOLE DISPOSITIVE POWER
                           0
  Reporting
               _________________________________________________________________
   Person      8.   SHARED DISPOSITIVE POWER
                           5,817,525*
    With
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,817,525*
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions) [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  9.1%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)
                  OO (SEE ITEM 2)
________________________________________________________________________________

* Consists of an option to purchase 5,817,525 shares of Skinvisible, Inc. Common Stock, exercisable at any time until December 31, 2006.

________________________________________________________________________________
1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         MERCK KGAA
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [_]
         (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  THE FEDERAL REPUBLIC OF GERMANY
________________________________________________________________________________
  Number of    5.   SOLE VOTING POWER
                           0
   Shares
               _________________________________________________________________
Beneficially   6.   SHARED VOTING POWER
                           5,817,525*
  Owned By
               _________________________________________________________________
    Each       7.   SOLE DISPOSITIVE POWER
                           0
  Reporting
               _________________________________________________________________
   Person      8.   SHARED DISPOSITIVE POWER
                           5,817,525*
    With
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,817,525*
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions) [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  9.1%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)
                  OO (SEE ITEM 2)
________________________________________________________________________________

* Consists of an option to purchase 5,817,525 shares of Skinvisible, Inc. Common Stock, exercisable at any time until December 31, 2006.

ITEM 1.           ISSUER INFORMATION

         (a)      Name of Issuer:

                           Skinvisible, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           Skinvisible, Inc.
                           6320 S. Sandhill Rd., Suite 10
                           Las Vegas, Nevada 89120

ITEM 2.           REPORTING PERSONS INFORMATION

                      Item 2(a)                                   Item 2(b)                        Item 2(c)
                      ---------                                   ---------                        ---------
                  Name of Persons Filing                           Address                        Citizenship

    EMD Chemicals Inc.                              480 S. Democrat Road                   Incorporated in New York
                                                    Gibbstown, New Jersey 08027

    EMD Chemicals US Holdings Inc.                  103 Foulk Road, Suite 205-11           Incorporated in Delaware
                                                    Wilmington, DE 19803

    Chemitra GmbH                                   Frankfurter Str. 250                   A company organized under
                                                    64293 Darmstadt, Germany               the laws of the Federal
                                                                                           Republic of Germany

    Merck KGaA                                      Frankfurter Str. 250                   A company organized under
                                                    64293 Darmstadt, Germany               the laws of the Federal
                                                                                           Republic of Germany



         Item 2(d)         Title of Class of Securities:

                           Common Stock, par value $0.001

         Item 2(e)         CUSIP Number:
         ---------

                           830703 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          [   ]   Broker or Dealer registered under Section 15 of the Act.
          [   ]   Bank as defined in Section 3(a)(6) of the Act.
          [   ]   Insurance Company as defined in Section 3(a)(19) of the Act.
          [   ]   Investment company registered under Section 8 of the
                  Investment Company Act of 1940.
          [   ]   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);
          [   ]   An employee benefit plan or endowment fund in accordance
                  with Rule 13d-1(b)(1)(ii)(F);
          [   ]   A parent holding company or control person in accordance
                  with Rule 13d-1(b)(1)(ii)(G);
          [   ]   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
          [   ]   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940;
          [   ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  None of the above.

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:           As of February  27, 2006,  EMD  Chemicals  Inc.  ("EMD") was
                                                       granted  an option to  purchase  5,817,525  shares of Common
                                                       Stock of  Skinvisible,  Inc.,  exercisable at any time until
                                                       December  31,  2006.  EMD  Chemicals  US  Holdings  Inc.,  a
                                                       wholly-owned  subsidiary  of Chemitra  GmbH,  is the holding company of EMD.  Merck KGaA is the  ultimate  parent  entity of each of Chemitra  GmbH,  EMD  Chemicals US Holdings  Inc.
                                                       and EMD.  By  virtue  of their  relationship  as  affiliated companies,  each of these  entities  may be  deemed to share voting  power  and the power to direct  the  disposition  of the  5,817,525  shares of Common  Stock  which EMD is deemed to beneficially own.


         (b)      Percent of Class:

                  EMD Chemicals Inc.                                                        9.1 %**
                  EMD Chemicals US Holdings Inc.                                            9.1 %**
                  Chemitra GmbH                                                             9.1 %**
                  Merck KGaA                                                                9.1 %**

               ** See Item 4(a) above for description of beneficial ownership.

         The foregoing percentages are calculated based on 63,992,773 shares of Common Stock deemed to be outstanding, which assumes the exercise of the option to purchase 5,817,525 shares of Common Stock in addition to 58,175,248 shares of Common Stock reported to be outstanding as of October 27, 2005 in the Quarterly Report on Form 10-QSB of Skinvisible, Inc. for the quarter ended September 30, 2005.

         (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                  EMD Chemicals Inc.                                                    0 shares**
                  EMD Chemicals US Holdings Inc.                                        0 shares**
                  Chemitra GmbH                                                         0 shares**
                  Merck KGaA                                                            0 shares**


                  (ii) shared power to vote or to direct the vote:

                  EMD Chemicals Inc.                                            5,817,525 shares**
                  EMD Chemicals US Holdings Inc.                                5,817,525 shares**
                  Chemitra GmbH                                                 5,817,525 shares**
                  Merck KGaA                                                    5,817,525 shares**

                  (iii) sole power to dispose or to direct the disposition of:

                  EMD Chemicals Inc.                                                    0 shares**
                  EMD Chemicals US Holdings Inc.                                        0 shares**
                  Chemitra GmbH                                                         0 shares**
                  Merck KGaA                                                            0 shares**

                  (iv) shared power to dispose or to direct the disposition of:

                  EMD Chemicals Inc.                                            5,817,525 shares**
                  EMD Chemicals US Holdings Inc.                                5,817,525 shares**
                  Chemitra GmbH                                                 5,817,525 shares**
                  Merck KGaA                                                    5,817,525 shares**

** See Item 4(a) above for description of beneficial ownership.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAT FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  See Item 4(a) above.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  The reporting persons are filing this Schedule as a "group" pursuant to Rules 13d-1(k)(1) and 13d-1(c) of the Securities Exchange Act of 1934. As required, attached is an exhibit listing of the members of the group. The reporting persons are not, however, part of a "group" as defined in Rule 13d-1(b)(ii)(J).

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                            EMD CHEMICALS INC.

                                By:        /s/ Douglas Brown
                                           -------------------------------------
                                Name:      Douglas Brown
                                           -------------------------------------
                                Title:     President and Chief Executive Officer
                                           -------------------------------------

                            EMD CHEMICALS US HOLDINGS INC.

                                By:        /s/ Jens Rohne
                                           -------------------------------------
                                Name:      Jens Rohne
                                           -------------------------------------
                                Title:     President
                                           -------------------------------------

                            CHEMITRA GMBH

                                By:        /s/ Ulrich Fogel
                                           -------------------------------------
                                Name:      Ulrich Fogel
                                           -------------------------------------
                                Title:     Director
                                           -------------------------------------

                            MERCK KGAA

                                By:        /s/ Dr. G. Falcke     /s/ Thomas Zens
                                           -------------------------------------
                                Name:      Dr. G. Falcke             Thomas Zens
                                           -------------------------------------
                                Title:     Vice President        Senior Manager
                                           -------------------------------------

                                                                       EXHIBIT A

                  IDENTITY OF GROUP MEMBERS PURSUANT TO ITEM 8

The members of the group are:

      --------------------------------------- ----------------------------------
                   Name                               Address
      --------------------------------------- ----------------------------------
      EMD Chemicals Inc.                      480 S. Democrat Road
                                              Gibbstown, New Jersey 08027
      --------------------------------------- ----------------------------------
      EMD Chemicals US Holdings Inc.          103 Foulk Road, Suite 205-11
                                              Wilmington DE, 19803
      --------------------------------------- ----------------------------------
      Chemitra GmbH                           Frankfurter Str. 250
                                              64293 Darmstadt, Germany
      --------------------------------------- ----------------------------------
      Merck KGaA                              Frankfurter Str. 250
                                              64293 Darmstadt, Germany
      --------------------------------------- ----------------------------------

                                                                       EXHIBIT B

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing on behalf of each of them of a
Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Skinvisible, Inc., and further agree that this Agreement shall be included as an Exhibit to such filings.

         The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that neither party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed this 9th day of March, 2006.



                            EMD CHEMICALS INC.

                                By:        /s/ Douglas Brown
                                           -------------------------------------
                                Name:      Douglas Brown
                                           -------------------------------------
                                Title:     President and Chief Executive Officer
                                           -------------------------------------

                            EMD CHEMICALS US HOLDINGS INC.

                                By:        /s/ Jens Rohne
                                           -------------------------------------
                                Name:      Jens Rohne
                                           -------------------------------------
                                Title:     President
                                           -------------------------------------

                            CHEMITRA GMBH

                                By:        /s/ Ulrich Fogel
                                           -------------------------------------
                                Name:      Ulrich Fogel
                                           -------------------------------------
                                Title:     Director
                                           -------------------------------------

                            MERCK KGAA

                                By:        /s/ Dr. G. Falcke     /s/ Thomas Zens
                                           -------------------------------------
                                Name:      Dr. G. Falcke             Thomas Zens
                                           -------------------------------------
                                Title:     Vice President        Senior Manager
                                           -------------------------------------